

July 2, 2013

<u>Via E-mail</u>
Abraham N. Reichental
Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

> **Re:** **3D Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 8-K**
> **Filed on April 30, 2013**
> **File No. 001-34220**

Dear Mr. Reichental:

We have reviewed your letters dated April 26, 2013 and June 4, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 5, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1. We note your response to prior comment 2 and continue to believe that you should disclose the amount of cash and investments that are currently held by your foreign subsidiaries and the impact of repatriating the undistributed earnings.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2. We note your response to prior comment 3. Please quantify and clarify how you account for transactions in which your resellers purchase printers for their inventory. In addition, explain in greater detail the nature of certain situations whereby the reseller receives a commission for facilitating a transaction between you and the customer. As part of your response, cite the accounting guidance that you relied upon.

3. We note your response to prior comment 5. Please consider revising your disclosure to clearly indicate that product sales (e.g, printers) are recognized upon delivery. That is, your disclosure states that "each deliverable is recognized ratably."

Note 20. Income Taxes, page F-36

4. Your response to prior comment 10 indicates that you believe a calculation of the deferred tax liability associated with your undistributed earnings is impracticable at this time. Please tell us what consideration you gave to including a statement that such determination is not practicable.   We refer you to ASC 740-30-50-2(c).

Form 8-K filed on April 30, 2013

5. We note your presentation of non-GAAP consolidated statements of operations in response to prior comment 13. We believe the presentation of a non-GAAP operating statement may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K. We refer you to Question 102.10 of the Compliance & Disclosure Interpretations Regarding Non-GAAP Financial Measures.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief